FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003.

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of Konami Group Report for the fiscal year ended March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: June 20, 2003	By:	/s/ NORIAKI YAMAGUCHI
Name: Noriaki Yamaguchi Title: Executive Vice President and CFO

2003

KONAMI GROUP REPORT

April 1, 2002 — March 31, 2003

KONAMI CORPORATION

Contents
To Our Shareholders	2	Non-consolidated Financial Statements [Japanese GAAP]	14

Summary of Business	3	KONAMI Group	15

Performance by Business Segment	5	Board of Directors, Corporate Auditors and Corporate Officers	16

Topics	8	Shareholders Information	17

Consolidated Financial Statements [U.S. GAAP]	11	Note to Shareholders	18

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made in this report with respect to our current plans, estimates, strategies and beliefs, including any forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations ; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Exercise Entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

First, I would like to express our deepest appreciation for your interest and support of our company and group.

I would like to make a few comments regarding our financial results for the fiscal year 2003 (April 1, 2002-March 31, 2003).

During the year under review, the “WINNING ELEVEN” soccer game series of the Computer & Video Games Business was a huge hit in Japan as well as in Europe, while in North America the “Yu-Gi-Oh! Trading Card Game” of the Toy & Hobby Business and “Yu-Gi-Oh!” series of the Computer & Video Games Business were very popular, especially among the younger generation. In the Amusement Business, the online multiplayer game “MAH-JONG FIGHT CLUB” was favorably received in Japan, while in the Gaming Business, the “ENDEAVOR” series gained popularity in the Australian market. In addition, in the Exercise Entertainment Business, the development of sports club facilities demonstrated steady growth, enlarging the opportunities to offer Konami Group’s products and services to a broader range of customers, including older generations.

As a result, consolidated net revenues achieved a record-breaking ¥253,657 million. As for consolidated income, we reported impairment losses of ¥47,599 million on goodwill and other intangible fixed assets related to the Exercise Entertainment Business, which resulted in a consolidated operating loss of ¥21,870 million and a consolidated net loss of ¥28,519 million. With regard to these impairment losses, we promptly implemented appropriate accounting measures in compliance with the U.S. accounting standards.

We decided to distribute a year-end dividend of ¥35 per share. Together with the interim dividend of ¥19 per share, total annual dividend payments will be ¥54 per share, the same as in the previous fiscal year.

Fiscal year 2003 marked important milestones for Konami, as the company was listed on the New York Stock Exchange in September 2002 and celebrated the 30th anniversary of its founding in March 2003. Looking forward into the beginning of a new phase, we will become an ever-evolving entertainment company that creates dreams and which is both desired and needed by society.

In this fiscal year, we also took the opportunity to renew our brand logo, with the promise that we will continue our course of continuous growth and stable high dividends.

I sincerely wish for your prosperity and solicit your continued support and guidance. Thank you.

June 2003

Chairman of the Board and Chief Executive Officer

Kagemasa Kozuki

	Year ended	Year ended
	March 31, 2003	March 31, 2002	Change
	[U.S. GAAP]	[U.S. GAAP]

Net Revenues (¥ million)	253,657	225,580	12.4%

Operating Income (loss) (¥ million)	(21,870)	18,087	—

Income (loss) before Income Taxes (¥ million)	(22,096)	22,678	—

Net Income (loss) (¥ million)	(28,519)	11,402	—

Net Income (loss) per Share (¥)	(234.58)	89.32	—

Business Review

Although the Japanese economy has improved somewhat due to increased exports, individual consumption and corporate earnings have been leveling off. Economic concern remains regarding the possibility of a downturn due to uncertainty about the future of the world economy associated with the war in Iraq and the serious decline of domestic stock prices.

With respect to the entertainment industry in which we operate, sales of PlayStation 2 grew most significantly among the full line-up of next generation video game software platforms. Sales of soccer game software were strong due to the recent soccer boom in Japan. The domestic industry is in a state of transition evidenced by debate regarding the possible lifting of the ban against casino gaming and consolidation within the video game software market.

We entered a new stage by transferring our headquarters to Marunouchi, Tokyo in August 2002 and by listing on the New York Stock Exchange on September 30, 2002. We also celebrated our 30th anniversary on March 19, 2003.

We expanded globally during the year ended March 31, 2003 with video game software such as WORLD SOCCER WINNING ELEVEN 6, a home video game sports software title that reached sales of one million copies in Japan and Europe respectively, video game software with cartoon characters such as Yu-Gi-Oh!, music games and a variety of other original products. As a result, the total number of Konami Brand video game software shipped reached 20 million for two consecutive years. Also, the explosively popular Yu-Gi-Oh! card game was a hit, especially in the U.S. The MICROiR series high-technology toys gained market share. Sales of candy toys, which have attracted attention for their elaborate figures, expanded. The amusement arcade game MAH-JONG FIGHT CLUB, which is

	Year ended	Year ended
	March 31, 2003	March 31, 2002	Change
	[U.S. GAAP]	[U.S. GAAP]

Total Assets (¥ million)	278,250	328,091	(15.2%)

Total Shareholder’s Equity (¥ million)	90,406	134,990	(33.0)

Total Shareholder’s Equity per Share (¥)	750.35	1,084.43	—

Equity-Assets Ratio (%)	32.5	41.1	—

Return on Equity (ROE) (%)	(25.3)	8.1	—

an e-AMUSEMENT product that allows players to compete via an on-line amusement connection, developed well. Gaming machines in overseas markets generated solid sales. Konami Sports Corporation, which seeks to improve its customers’ quality of life based on the concept of “Exertainment”, introduced next generation fitness machines and personal trainer program to improve customer convenience.

In order to better focus our business and management resources, we transferred our amusement arcade operations, which had been conducted by Konami Amusement Operation, Inc. to AmLead Co., Ltd. We did so to achieve business portfolio optimization. Konami Sports Corporation acquired NISSAY ATHLETICS COMPANY with the goal of expanding our network of fitness clubs. We are engaged in fast-paced business developments and creating products and services that meet our customers’ needs.

As a result, consolidated net revenues for the year ended March 31, 2003 amounted to ¥253,657 million, which is the highest level recorded since our founding. However, based on the findings of a U.S. independent appraiser, we had to recognize an impairment loss of ¥47,599 million because the fair value of goodwill and other intangible assets in the Exercise Entertainment segment had declined below carrying value. Consequently, consolidated operating loss, consolidated net loss before income taxes and consolidated net loss were ¥21,870 million, ¥22,096 million and ¥28,519 million, respectively.

Since all business segments generally performed favorably, dividends for the year ended March 31, 2003 were decided to be ¥54 per share (¥19 as of September 30, 2002 and ¥35 as of March 31, 2003).

Net Revenues by Business Segment (¥ million)

Computer & Video Games Business

—Production, manufacture and sale of video game software for consoles.

—Production of contents for mobile phones.

—Distribution of video game software produced by third parties.

—Production of on-line game software.

The Computer & Video Games segment, taking advantage of the soccer boom in Japan, marked a new record with combined sales of over 1.8 million copies of WORLD SOCCER WINNING ELEVEN 6 and WORLD SOCCER WINNING ELEVEN 6 FINAL EVOLUTION for the PlayStation 2. PAWAFURU PURO YAKYU series, our popular baseball game product, maintained stable sales. JIKKYO PAWAFURU PURO YAKYU 9 for the PlayStation 2 and the Game Cube sold 570,000 copies.

In the overseas markets, Pro Evolution Soccer 2 for the PlayStation 2 recorded one million sales in Europe battling for the best soccer game status in Europe. As a result of maximized synergies with the TV program and the trading card game, Yu-Gi-Oh! THE ETERNAL DUELIST SOUL for the GameBoy Advance, Yu-Gi-Oh! FORBIDDEN MEMORIES for the PlayStation, and Yu-Gi-Oh! Dark Duel Stories for GameBoy Color, each of which recorded million sales, resulting in 4.6 million copies sales of the Yu-Gi-Oh! series as a whole.

As a result, consolidated revenues of the Computer & Video Games Business segment were ¥87,476 million (97.1% of consolidated revenues for the year ended March 31, 2002).

Kazumi Kitaue Executive Corporate Officer Computer & Video Games Share of net revenues

Exercise Entertainment Business —Management of fitness centers. —Design, manufacture and sale of fitness machines and fitness related goods with entertainment elements.

The Exercise Entertainment segment worked to expand its network of fitness clubs by opening 16 facilities including the takeover of other facilities operated by third parties. On March 24, 2003, we acquired all of the outstanding shares of the NISSAY ATHLETICS COMPANY, which became a wholly-owned subsidiary thereby adding five new directly-managed club facilities. Konami Sports Corporation merged with the acquired company on May 1, 2003.

As for product branding activities, we integrated our Freizeit and Sele clubs into the Eg-zas brand on April 1, 2002, and introduced “Undo-Jyuku” on October 1, 2002 to strengthen brand recognition and provide more sophisticated facility services, aiming to improve the retention rate of current customers.

We released home fitness products such as MARTIAL BEAT II, which is a popular martial arts fitness action game that uses video game software and can measure physical strength, and Aerobics Revolution, which allows players to enjoy realistic aerobics activity at home.

As a result, consolidated revenues of the Exercise Entertainment segment were ¥78,525 million (119.6% of consolidated revenues for the year ended March 31, 2002).

Fumiaki Tanaka Executive Corporate Officer Exercise Entertainment Share of net revenues

Toy & Hobby Business

—Planning, production and sale of electronic toys, educational toys, toys for kids, boys and girls, handheld games, candy toys, figures, card games, trading cards, character goods, sundry goods, prizes, books, music CD and others.

—Utilization of intellectual properties.

The Toy & Hobby segment maintained solid card game sales with products such as the Yu-Gi-Oh! Official Card Game series and THE PRINCE OF TENNIS trading card game. In particular, the Yu-Gi-Oh! series for the U.S. released at the end of the previous fiscal year recorded better-than-expected sales growth and acquired an overwhelming share of the market during the Christmas season. The Yu-Gi-Oh! card game has been sold in Europe since December, 2002 and is contributing to the global expansion of the product. A new series of the Yu-Gi-Oh! card game also maintained high levels of sales in Japan.

As to other hobby products, DigiQ Train, Combat DigiQ, and DigiQ Formula, which are new MICROiR series products, also achieved good sales. Candy toys, which enjoy popularity for their high quality figures, especially the SF Movie Selection: Thunderbirds series and the MIZUSHIMA SHINJI CHARACTERS YAKYUGUNZOU consistently achieved more than a million sales, which gave them a dominant position in the market. As a result, consolidated revenues of the Toy & Hobby segment were ¥45,948 million (179.5% of consolidated revenues for the year ended March 31, 2002).

Akihiko Nagata Executive Corporate Officer Toy & Hobby Share of net revenues

Amusement Business —Design, manufacture and sale of the content for amusement facilities such as video games and token-operated games. —Design, manufacture and sale of special-purpose LCDs.

The Amusement segment maintained favorable market acceptance of e-AMUSEMENT products for amusement arcades such as the MAH-JONG FIGHT CLUB series, which are video games that allow players to compete directly with players in other arcade game locations via an on-line amusement connection. We expanded the line-up of simulation games that can be played by more than one person such as WORLDCOMBAT, a gun shooting game, as well as music simulation games such as pop’n music, GUITAR FREAKS and drummania. These products maintained strong sales.

Token-operated products that continue to be popular such as GI-WINNING SIRE and GI-TURFWILD, the latest large-scale token-operated horse racing games in the GI series which has a realistic “right there in the midst of it” feel, FORTUNE ORB, a large-sized “penny-falls” game machine, popular for its entertaining stage effects, and OVAL ARENA, new large-scale token-operated bingo game machine with a player match-up function, also contributed to the favorable sales.

The LCD unit business’s results declined relative to the previous year, but we plan to introduce differentiated and attractive products in the future. As a result, consolidated revenues of the Amusement segment were ¥34,305 million (90.5 % of consolidated revenues for the year ended March 31, 2002).

Fumiaki Tanaka Executive Corporate Officer Amusement Share of net revenues

Gaming Business —Design, manufacture and sale of gaming machines for casinos.

The Gaming segment has acquired gaming licenses from 18 states in North America and the installed base of video slot machines has been increasing in line with a more diverse line up of products. As a result, sales of our products are improving steadily in Nevada and the mid-west region of the U.S. We released a new gaming machine in February 2003 called ReNeA, which creates an innovative experience by combining stepper reels with a video image. The combination of WILD FIRE, a standalone progressive game, with existing gaming contents has been well received in Australia. We have acquired gaming licenses in all Australian states, and sales in New South Wales, Queensland and Victoria were especially strong.

As a result, consolidated revenues of the Gaming segment were ¥8,215 million (268.2% of consolidated revenues for the year ended March 31, 2002).

Shuji Kido Executive Corporate Officer Gaming Share of net revenues

☐ Computer & Video Games Business

“WORLD SOCCER WINNING ELEVEN” series, a million copies sales in Japan & Europe respectively!

“WORLD SOCCER WINNING ELEVEN 6 FINAL EVOLUTION” was released in December 2002. It was the latest and most advanced version of “WORLD SOCCER WINNING ELEVEN 6”, a popular soccer game series of continuous advancement. Combining with “WORLD SOCCER WINNING ELEVEN 6” (PS2) which was released in April 2002, sales of more than 1.8 million copies were recorded in Japan. “Pro Evolution Soccer 2” (PS2) also achieved million copies’ sales in Europe and the series has further solidified its position as the most popular soccer game.

adidas, the adidas logo, FEVERNOVA and the trigon logo are trade marks which are owned by the adidas-Salomon Group, used with permission. the use of real player names and likenesses is authorised by FIFPro and its member associations.

©1996JFA

“ Yu-Gi-Oh!” series, popular in North America, world championship in NY this summer!

“Yu-Gi-Oh!” series released in March 2002 in North America has become a big hit of 4.6 million copies’ sales including those of “Yu-Gi-Oh! THE ETERNAL DUELIST SOUL” (GBA) and “Yu-Gi-Oh! FORBIDDEN MEMORIES” (PS), reflecting the tremendous popularity of TV animation program and card game. Featuring the function of 6-language setting and card graphics of world unified format, world championship is scheduled to be held in NY this summer for the users of “Yu-Gi-Oh! INTERNATIONAL Worldwide Edition” (GBA) released in April 2003.

“THE PRINCE OF TENNIS” series, strong popularity and successful event for fans!

“THE PRINCE OF TENNIS” series, very popular among children and girls due to the comics in magazine, “Shonen JUMP”, and TV animation program, is recognized as official tennis game. The series recorded more than 0.6 million copies’ accumulated sales in the term combining 4 titles for GBA including “THE PRINCE OF TENNIS -GENIUS BOYS ACADEMY-” with 3 titles for PS including “THE PRINCE OF TENNIS -SWEAT & TEARS-”. Big promotional event for fans of “THE PRINCE OF TENNIS”, “Seishun Gakuen Tennis Festival ‘03”, held at Ariake Colosseum in March 2003, was a great success with attendance of quite a number of ardent fans.

“PAWAFURU PURO YAKYU” series, best baseball games marked strong sales!

The latest version of “PAWAFURU PURO YAKYU” series, “JIKKYO PAWAFURU PURO YAKYU 9” was released in July 2002 and its upgraded version with renewed latest data, “JIKKYO PAWAFURU PURO YAKYU 9 KETTEIBAN” was released in December 2002, both for PS2 and GameCube. As an evidence of being popular baseball game series, two titles with upgraded playing modes such as “Success Mode” and “Pennant Mode” marked strong sales of more than 750,000 copies. “JIKKYO PAWAFURU PURO YAKYU 10” is scheduled for release on July 17, 2003 for PS2 and GameCube.

☐ Exercise Entertainment Business

“Undo-Jyuku” to nurture physical strength, intellect and sensibility

Since its establishment, Konami Sports has offered various training programs through sports at “People”, its swimming and gymnastics school for children. “Undo-Jyuku” was newly established in October 2002 to expand its educational activities through sports not only for pre-school and elementary school children but also for junior high and high school students. Aiming for the nurturing of “bright and healthy children”, Konami Sports will offer various environment suitable for sports and appropriate instructions. It will support the well-balanced growth of children by nurturing their personality, social adaptability and independence.

“ GRANCISE Aoyama”, newly opened luxury fitness club to refresh body & soul

“GRANCISE Aoyama”, newly opened on April 1, 2003, is in a perfect location of Shibuya across from Aoyama University. Based on the concept of “Exertainment (Exercise Entertainment)”, the club has installed “EZTWISTER” and “EZBODYCROSS”, the latest model of its unique exercise machine “EZ” series. It is also the first Konami Sports Club to introduce the network system covering the club and its members’ home. “GRANCISE Aoyama” is working on to be a further refined facility with its new system and customer service cherishing personal communication with each member.

☐ Toy & Hobby Business

“Yu-Gi-Oh! Official Card Game Duel Monsters” World Championship

Following the tremendous popularity in Japan, number of players and its popularity are increasing in North America where the card game was introduced in March 2002 and in Europe where the card game was released in December 2002. Now the World Championship of Yu-Gi-Oh! OFFICIAL CARD GAME was announced. Expectation is mounting for the championship scheduled to be held where duelists who pass the respective national preliminaries will demonstrate their skill. Not only for Yu-Gi-Oh! card game but also featuring other products, Konami will open and co-sponsor various promotional events to entertain fans and users. World Championship will be held in New York in August 2003.

“Kids Smile”, new brand of educational toys combining learning with play

Konami set up business alliance with GAKKEN CO., LTD., a publisher of educational material, to design and develop products under the theme of “fusion of learning and play”. As the first product of “educational goods” that incorporate respective strength of two companies, picture book card game “GATABITE” was introduced. Also “Kids Smile”, a new brand of toys for children with the key words of “communication”, “entertainment” and “technology”, was established to enter educational toy market. Its first product “SOUND CUBE KUN EAWASE” is a set of cubic blocks that uniquely teaches name and shape of items through listening to the sound. Making the best use of our originality and technology, Konami will introduce new products that meet the need and taste of customers.

☐ Amusement Business

“MAH-JONG FIGHT CLUB”, ultimate play of on-line MAH-JONG game!

“MAH-JONG FIGHT CLUB” introduced as ultimate play of on-line mahjong game owing to its “e-AMUSEMENT” system that enables realistic play and orb system that certifies grades of players. “MAH-JONG FIGHT CLUB Japan Professional Mahjong League Version” is also praised among nationwide arcades. Under supervision of Japan Professional Mahjong League, expertise and experiences of 24 professional mahjong players are recreated on CPU. On top of man-to-man on-line play, CPU offers high level game of professional players.

“OVALARENA”, new token-operated bingo game!

“OVALARENA”, a new type of token-operated bingo game machine, adopting new rule for competition of “making a line faster than others”, was released in February 2003. Adding to the usual fun and excitement of playing bingo, multi-player competition makes the game further exciting. Stage effect of 50-inch plasma display panel and visual effect of changing color of cabinet in line with the development of game entertain not only players but also gallery.

☐ Gaming Business

Setting a new tone in gaming market with innovative ideas and creativity!

The number of countries and regions authorizing casino is increasing year after year. Making the most of know-how gained through the production of games, Konami introduced products with entertainment elements. “ReNeA”, released in North American market in February 2003, generates innovative stage effect by the combination of stepper reel and images. “WILD FIRE”, stand-alone progressive machine, is highly evaluated in Australia. Konami will continuously introduce products of innovation and creativity into the global gaming market.

Expanding gaming market, 18 licenses in North America

Since obtaining the license for production and sales of gaming machine in the state of Nevada, U.S. in January 2000, we have obtained 18 licenses in North America by the end of March 2003. As the number of states authorizing casino is increasing in the United States and Canada, we are working on to obtain licenses from all the states with authorized casino. We have obtained all the necessary licenses in Australia and marked strong sales. In line with the expansion of global gaming market, we are planning to enter such areas as British and South African markets on top of the aforementioned regions.

Consolidated Balance Sheets (Unaudited) [U.S. GAAP]

	Millions of yen
	March 31, 2003	March 31, 2002
ASSETS
CURRENT ASSETS	¥136,705	¥142,055

Cash and cash equivalents	74,680	75,188
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥636 million and ¥976 million ($ 8,120 thousand) at March 31, 2002 and 2003, respectively	29,107	34,275
Inventories	13,359	15,990
Deferred income taxes, net	12,820	9,143
Prepaid expenses and other current assets	6,739	7,459

PROPERTY AND EQUIPMENT, net	46,284	43,562

INVESTMENTS AND OTHER ASSETS	95,261	142,474
Investments in marketable securities	189	204
Investments in affiliates	12,422	13,459
Identifiable intangible assets	46,503	60,169
Goodwill	125	36,825
Lease deposits	24,489	24,654
Other assets	11,533	7,163

TOTAL ASSETS	¥278,250	¥328,091

	Millions of yen
	March 31, 2003	March 31, 2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	¥71,774	¥79,548

Short-term borrowings	8,308	10,948
Current portion of long-term debt and capital lease obligations	1,815	4,751
Trade notes and accounts payable	18,684	20,292
Accrued income taxes	13,788	13,224
Accrued expenses	18,968	21,120
Deferred revenue	5,535	3,866
Other current liabilities	4,676	5,347

LONG-TERM LIABILITIES	87,215	77,637

Long-term debt and capital lease obligations, less current portion	63,514	48,031
Accrued pension and severance costs	2,345	2,607
Deferred income taxes, net	18,854	24,169
Other long-term liabilities	2,502	2,830

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	28,855	35,916

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Common stock, no par value-	47,399	47,399
Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2002 and 2003
Additional paid-in capital	46,736	46,736
Legal reserve	2,163	2,163
Retained earnings	18,981	53,149
Accumulated other comprehensive income	790	546
Total	116,069	149,993
Treasury stock, at cost-	(25,663)	(15,003)
4,257,751 shares and 8,253,191 shares at March 31, 2002 and 2003, respectively

Total shareholders’ equity	90,406	134,990

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥278,250	¥328,091

Consolidated Statements of Income (Unaudited) [U.S. GAAP]

	Millions of yen
	Year ended March 31, 2003	Year ended March 31, 2002
NET REVENUES	¥253,657	¥225,580
Product sales revenue	178,766	165,154
Service revenue	74,891	60,426

COSTS AND EXPENSES	275,527	207,493
Costs of products sold	112,364	104,192
Costs of services rendered	62,515	50,459
Impairment charge for goodwill and other intangible assets	47,599	—
Selling, general and administrative	53,049	52,842
Operating income (loss)	(21,870)	18,087

OTHER INCOME (EXPENSES)
Interest income	373	244
Interest expense	(938)	(767)
Gain on sale of subsidiary shares	904	4,655
Other, net	(565)	459
Other income (expenses), net	(226)	4,591

INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(22,096)	22,678

INCOME TAXES	6,186	11,667
Current	14,912	17,276
Deferred	(8,726)	(5,609)

INCOME (LOSS) BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(28,282)	11,011
MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	(1,051)	364
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	(1,288)	755

NET INCOME (LOSS)	¥(28,519)	¥11,402

Consolidated Statements of Cash Flows (Unaudited) [U.S. GAAP]

	Millions of yen
	Year ended March 31, 2003	Year ended March 31, 2002
OPERATING ACTIVITIES
Net income (loss)	¥(28,519)	¥11,402
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	11,979	15,460
Impairment change for goodwill and other intangible assets	47,599	—
Provision for doubtful receivables	429	4,189
Loss on sale or disposal of property and equipment, net	2,344	924
Gain on sale of subsidiary shares	(904)	(4,655)
Equity in net (income) loss of affiliated companies	1,288	(755)
Minority interest	(1,051)	364
Deferred income taxes	(11,326)	(5,609)
Change in assets and liabilities:
Decrease (Increase) in trade notes and accounts receivable	4,580	(3,930)
Decrease (Increase) in inventories	2,556	(1,594)
Decrease in trade notes and accounts payable	(1,521)	(5,934)
Increase (decrease) in accured income taxes	394	(1,722)
Increase (decrease) in accrued expenses	(2,271)	2,305
Increase in deferred revenue	1,669	805
Other, net	465	(131)

Net cash provided by operating activities	27,711	11,119

	Millions of yen
	Year ended March 31, 2003	Year ended March 31, 2002
INVESTING ACTIVITIES
Purchases of investments in affiliates	—	(8,115)
Purchases of investments in subsidiaries	(315)	—
Proceeds from sales of investments in subsidiaries	2,081	1,797
Capital expenditures	(15,357)	(8,095)
Proceeds from sales of property and equipment	2,234	444
Acquisition of new subsidiaries, net of cash acquired	(449)	692
Decrease in time deposits, net	516	90
Increase in lease deposits, net	(306)	(1,877)
Other, net	(646)	(960)

Net cash used in investing activities	(12,242)	(16,024)

FINANCING ACTIVITIES
Net decrease in short-term borrowings	(2,448)	(1,108)
Proceeds from long-term debt	15,402	45,230
Repayments of long-term debt	(2,765)	(13,172)
Principal payments under capital lease obligations	(3,439)	(2,407)
Net proceeds from issuance of common stock by a subsidiary	—	7,035
Dividends paid	(6,324)	(7,652)
Purchases of treasury stock by parent company	(10,660)	(15,006)
Purchases of treasury stock by subsidiaries	(4,516)	(194)
Other, net	(1,693)	(113)

Net cash provided by (used in) financing activities	(16,443)	12,613

Effect of exchange rate changes on cash and cash equivalents	466	667
Net increase (decrease) in cash and cash equivalents	(508)	8,375
Cash and cash equivalents, beginning of year	75,188	66,813

Cash and cash equivalents, end of year	¥74,680	¥75,188

Non-consolidated Balance Sheets (Unaudited) [Japanese GAAP]

	Millions of yen
	March 31, 2003	March 31, 2002
ASSETS
CURRENT ASSETS	¥104,806	¥94,176

Cash and cash equivalents	31,976	36,389
Trade notes receivable and trade accounts receivable	30,105	35,546
Inventories	5,418	4,244
Other receivables	7,388	—
Short-term loans receivable	12,797	8,400
Deferred tax Assets	12,099	4,740
Other	5,427	4,865
Allowance for bad debts	(407)	(13)
FIXED ASSETS	81,862	114,719

Tangible fixed assets	8,991	9,038
Intangible fixed assets	1,407	1,178
Investments and other assets	71,463	104,501
Investment in subsidiaries and affiliates	66,219	101,850
Other	5,316	2,649
Allowance for bad debts	(73)	—

TOTAL ASSETS	186,668	208,896

LIABILITIES
CURRENT LIABILITIES	33,667	28,130
Trade notes payable and trade accounts payable	16,309	17,002
Short-term borrowings	11,852	—
Other	5,506	11,128
LONG-TERM LIABILITIES	47,893	48,191

Straight bonds	45,000	45,000
Other	2,893	3,191

TOTAL LIABILITIES	81,560	76,322

SHAREHOLDERS’ EQUITY
Common Stock	—	47,398
Additional Paid-in Capital		47,106
Legal Reserve	—	2,163
Retained Earnings	—	50,907
Voluntary earned surplus	—	42,107
Unappropriated earned surplus	—	8,800
Treasury Stock	—	(15,003)

SHAREHOLDERS’ EQUITY
Common Stock	47,398	—
Additional Paid-in Capital	47,106	—
Retained Earnings	36,265	—
Unappropriated earned surplus	(11,284)	—
Treasury Stock	(25,662)	—

TOTAL SHAREHOLDERS’ EQUITY	105,107	132,573

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	¥186,668	¥208,896

	Millions of yen
	Year ended March 31, 2003	Year ended March 31, 2002
Net Revenues	¥130,186	¥123,283
Cost of Revenues	118,608	112,199
Operating Income	11,577	11,083
Non-operating Income	2,843	1,485
Non-operating Expenses	1,352	776
Ordinary Income	13,068	11,792
Extraordinary Income	5,742	3,049
Extraordinary Losses	39,401	874
Income before Income Taxes	(20,590)	13,967
Income taxes-Current	15	7,612
income taxes-Deferred	(9,321)	(2,320)
Net Income	(11,284)	8,675
Unappropriated Earned Surplus Carried Forward	3,042	3,600
Interim cash dividends	2,289	3,475
Increase in retained earnings from acquisition following a corporate split	331	—

Unappropriated Earned Surplus	¥(10,200)	¥ 8,800

(As of June 18, 2003)

☐ Board of Directors and Corporate Auditors (As of June 19, 2003)

Position	Name
Representative Director	Kagehiko Kozuki

Representative Director	Kagemasa Kozuki

Representative Director	Noriaki Yamaguchi

Director	Toshiro Tateno

Director (external)	Tomokazu Godai	President, Maya Tec Co., Ltd.

Director (external)	Satoshi Akagi	Director, KOZUKI FOUNDATION FOR ADVANCED
INFORMATION TECHNOLOGY (Former Assistant Division
Chief, Hyogo Prefectural Board of Education)

Director (external)	Hiroyuki Mizuno	Director, Research Institute of KUT
(Former Vice President, Matsushita Electric Industrial Co., Ltd.)

Director (external)	Tsutomu Takeda	(Former President, Asatsu-DK Inc.)

Standing Corporate Auditor	Noboru Onuma	(Former Director, Sakura Bank Co., Ltd.
[Now Sumitomo Mitsui Banking Corporation])

Standing Corporate Auditor	Tetsuro Yamamoto	(Former Director, Bank of Tokyo-Mitsubishi, Ltd.)

Corporate Auditor	Minoru Nagaoka	President, Capital Markets Research Institute
(Former Administrative Vice Minister for Finance,
Ministry of Finance; former Commissioner,
National Public Safety Commission)

Corporate Auditor	Masataka Imaizumi	Chairman, Zenkoku Keiyukai Rengokai
(Former Superintendent-General of the Metropolitan
Police Department)

Note: Statutory Corporate Auditors Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are outside statutory corporate auditors as provided for in Article 18.1 of the “Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Corporation (Kabushiki Kaisha).”

☐ Corporate Officers (As of May 22, 2003)

Position	Name	In charge
President, Corporate Officer	Kagemasa Kozuki	Chief Executive Officer

Executive Vice President,
Corporate Officer	Noriaki Yamaguchi	Chief Financial Officer

Executive Corporate Officer	Kazumi Kitaue	Computer & Video Games Business

Executive Corporate Officer	Fumiaki Tanaka	Amusement Business,
Exercise Entertainment Business, IT management

Executive Corporate Officer	Akihiko Nagata	Toy & Hobby Business

Executive Corporate Officer	Shuji Kido	Gaming Business

Executive Corporate Officer	Toshiro Tateno	Corporate Planning

Corporate Officer	Shigeo Niwa	Intellectual Property

Corporate Officer	Osamu Kishima	Finance and Accounting

Corporate Officer	Shinichi Furukawa	Administration

Corporate Officer	Kimihiko Higashio	Human Resources

Corporate Officer	Seiji Ito	Secretary Office

(As of March 31, 2003)

☐ Number of Shares Authorized	450,000,000
☐ Number of Shares Issued	128,737,566 (including 8,253,191 treasury shares)
☐ Number of Shareholders	51,010
☐ Stock Exchange Listings	Tokyo, New York, London, Singapore

☐ Composition of Shareholders	☐ Principal Shareholders
		Shares (Thousands)	% of Total
	Kozuki Holding B.V.	13,530	10.50
	Japan Trustee Services Bank, Ltd. (Trust Account)	9,487	7.36
	KONAMI CORPORATION	8,253	6.41
	Kozuki Capital Corporation	7,000	5.43
	The Master Trust Bank of Japan, Ltd. (Trust Account)	6,959	5.40
	Kozuki Foundation for Advanced Information Technology	5,880	4.56
	Sumitomo Mitsui Banking Corporation	4,584	3.56
	Kozuki Foundation for Sports and Athletes	4,120	3.20
	Kozuki Foundation for Higher Education	3,194	2.48
	UFJ Trust Bank Limited (Trust Account A)	2,533	1.96
	Lehman Brothers Inc.	1,752	1.36
	Nippon Life Insurance Company (Pension Special Account)	1,705	1.32
	Nomura Securities Co.,Ltd.	1,593	1.23
	THE CHASE MANHATTAN BANK, N.A. LONDON S.L. OMNIBUS ACCOUNT 385011	1,572	1.22
	THE CHASE MANHATTAN BANK, N.A. LONDON	1,558	1.21
	Japan Trustee Services Bank, Ltd. (Trust Account 4G)	1,374	1.06
	Mitsui Asset Trust and Banking Company, Limited Pension Trust Account No.2	1,135	0.88
	J.P.Morgan Trust Bank Ltd. (Non-Taxable Account)	1,103	0.85
	The Mitsubishi Trust and Banking Co.,Ltd. (Trust Account)	1,090	0.84
	Trust & Custody Services Bank, Ltd. (Trust Account B)	1,084	0.84

☐ Fiscal Year-end	March 31
☐ Annual Shareholder’s Meeting	June
☐ Date of Record for Dividend Payments	March 31 (fiscal year-end)	September 30 (interim)
☐ Transfer Agent	UFJ Trust Bank Limited
4-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
☐ Co-transfer Agent	UFJ Trust Bank Limited, Corporate Agency Department
10-11 Higashi Suna 7-chome, Koto-ku, Tokyo 137-8081, Japan
Tel: +81-3-5683-5111
☐ Brokerage	UFJ Trust Bank Limited (all domestic branches)
☐ Newspaper of Record	Nihon Keizai Shimbun

KONAMI CORPORATION
Incorporated: March 19, 1973
Capital: ¥47,398,773,513 (as of March 31, 2003)
Headquarters: 4-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6330, Japan
Tel: +81-3-5220-0573 Fax: +81-3-5220-9900
URL: http://www.konami.com
Konami’s Internet site hosts a wealth of information about new products, summaries of recent financial results, employment opportunities and other timely information. We look forward to your visit.